Steven W. Sprecher
General Counsel and Secretary
610.878.5664 Voice
610.878.7843 Facsimile
Steven.Sprecher@InterDigital.com
June 29, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	InterDigital, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010

Definitive Proxy Statement on Schedule 14-A
Filed April 30, 2010
File No. 000-25965
Dear Mr. Spirgel:
     Set forth below are the responses of InterDigital, Inc. (“InterDigital” or the “company”) to the Securities and Exchange Commission (the “Commission”) staff’s comments given by letter dated June 15, 2010 (the “comment letter”) regarding the company’s (i) Annual Report on Form 10-K for the year ended December 31, 2009 filed February 26, 2010 (the “Form 10-K”), (ii) Definitive Proxy Statement on Schedule 14-A filed April 30, 2010 (the “Proxy Statement”) and (iii) Quarterly Report on Form 10-Q for the three months ended March 31, 2010 filed April 29, 2010 (the “Form 10-Q”). The responses are numbered to correspond to the comments set forth in the comment letter.
Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K
General
1.	Comment: We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: We determined that disclosure in the Proxy Statement in response to Item 402(s) of Regulation S-K was not necessary because our compensation policies and practices were not reasonably likely to have a material adverse effect on the company. In reaching this conclusion, senior members of the company’s legal department, with input from members of the human resources and corporate compliance departments and other personnel involved with the company’s enterprise risk management efforts, considered all components of our compensation program and assessed any associated risks. As described on pages 24 through 30 of the Proxy Statement, the elements of our compensation program include base salary, annual

Mr. Larry Spirgel
Securities and Exchange Commission
June 29, 2010

bonus, long-term cash and equity incentives (the “LTCP”), supplemental payments, profit-sharing and 401(k) matching contributions. In connection with the company’s enterprise risk management efforts, performance-based compensation elements, such as the annual bonus and cash and certain equity awards under the LTCP, were identified as program features that could potentially lead to increased risk-taking by company executives or employees. We then considered the various strategies and measures employed by the company that mitigate such risk, including: (i) the overall balance achieved through our use of a mix of cash and equity, current and long-term and time- and performance-based compensation; (ii) our use of third party consultants to measure our compensation program against industry and market best practices; (iii) the company’s adoption of and adherence to various compliance programs, including a code of ethics and a system of internal controls and procedures; and (iv) the oversight and discretion that can be exercised by the compensation committee of the board of directors over the performance metrics and results under the annual bonus and LTCP programs. Based on the assessment described above, we concluded that any risks associated with our compensation policies and practices were not reasonably likely to have a material adverse effect on the company and reviewed this conclusion with the compensation committee in March 2010. The company will continue to monitor risks relating to our compensation policies and practices to assess whether they are reasonably likely to have a material adverse effect on the company.
Election of Directors, page 11
2.	Comment: In future filings, please revise to comply with Item 401(e)(1) of Regulation S-K. Your disclosure lists the professional background of each of your directors. The new requirements of Item 401(e)(1) require a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company’s business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Response: The company believes that it has complied with Item 401(e)(1) of Regulation S-K in its disclosure on pages 11 through 13 of the Proxy Statement by including, immediately after each director’s professional biography, a description of the specific reasons why the board of directors concluded that such person should serve as a director of the company. In the company’s future filings with the Commission, we will make this disclosure about each director’s specific experience, qualifications, attributes and skills more prominent by taking steps to distinguish it from the biographical information.

Mr. Larry Spirgel
Securities and Exchange Commission
June 29, 2010

Form 10-Q for the Three Months Ended March 31, 2010
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Patent Licensing, page 11
3.	Comment: We note that you reported revenue in the first quarter 2010 of $116.2 million, a 65% increase over $70.6 million reported in the first quarter of 2009. We further note the increase in revenue quarter-over-quarter resulted primarily from $37.8 million in revenue recorded in the first quarter of 2010 from past sales, discovered during a routine audit of an existing licensee. Considering the material impact of these past sales on your current results of operations, please provide us with a comprehensive explanation of the factors that contributed to the sales being reported out-of period. In your response, please tell us which periods are covered by the past sales, the processes followed by existing licensees and the controls in place to ensure that revenue from your existing licensees is reported on a timely basis.

Response: As discussed in note 2 to the condensed consolidated financial statements contained in the Form 10-Q, we recognized revenue totaling $37.8 million in connection with two items in first quarter 2010: (i) a new patent license agreement with Casio Hitachi Mobile Communications Co., Ltd. (“CHMC”), a joint venture between Casio Computer Co., Ltd. (“Casio”) and Hitachi, Ltd., and (ii) additional royalty obligations identified in a routine audit of an existing licensee. $35.7 million of this $37.8 million relates to consideration paid for past sales. The substantial majority of both the total of $37.8 million and the past sales amount of $35.7 million relate to the CHMC patent license agreement, signed in first quarter 2010. Under the terms of this patent license agreement, CHMC agreed to pay, in exchange for a license for future sales and release for past sales from InterDigital’s subsidiaries, a lump sum payment for all covered sales, including all past sales made prior to the effective date of the agreement, through June 1, 2010. According to statements contained on Casio’s website at http://world.casio.com/corporate/, a CHMC predecessor entity released its first cellular handset in Japan in 1995, and CHMC released its first cellular handset in the United States in 2006. With respect to the second item (the audit), the patent license agreement with the existing licensee gives us the right to audit the existing licensee’s books and records to ensure compliance with the existing licensee’s reporting and payment obligations. The audited licensee exercised its right to dispute the findings of an audit we conducted in 2008, which covered sales by the existing licensee during the period from second quarter 2003 through third quarter 2007. Our policy is to report per-unit royalty revenue in the period during which we receive the corresponding royalty reports, which are typically due within 30 to 45 days after the close of each fiscal quarter. We did not recognize the revenue resulting from such audit until the dispute was resolved, which occurred in first quarter 2010. While we are not privy to the processes that our existing licensees employ to ensure that their royalty reports are timely and accurate, our patent license agreements typically include provisions that deem the failure to report royalties on time to be a contractual breach and also impose certain fees on the licensee if royalties are significantly underreported. Such provisions are intended to incent timely and accurate reporting of royalties by our licensees. InterDigital also conducts a formal audit program to ensure the timely reporting and payment of royalties from our licensees, pursuant to which we may audit our licensees if we spot discrepancies between the reports and the licensees’ own public disclosures or published industry estimates.

Mr. Larry Spirgel
Securities and Exchange Commission
June 29, 2010

     Pursuant to the comment letter, we hereby acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Proxy Statement and the Form 10-Q;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the Proxy Statement or the Form 10-Q; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions regarding this submission to the undersigned at 610-878-5664.
Very truly yours,
/s/ Steven W. Sprecher

Steven W. Sprecher
General Counsel and Secretary

cc:	William J. Merritt, President and Chief Executive Officer
Scott A. McQuilkin, Chief Financial Officer
Richard J. Brezski, Vice President, Controller and Chief Accounting Officer